July 3, 2014

Mr. Mark Webb, Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Sierra Bancorp

Form 10-K for Fiscal Year ended December 31, 2013

Filed March 13, 2014

File No. 000-33063

Dear Mr. Webb:

We are in receipt of your letter dated June 24, 2014, providing comments on the referenced filings. We appreciate your assistance in enhancing our disclosures and ensuring full compliance with disclosure requirements. Our responses are presented in the boxes immediately below the applicable transcribed comment from your original letter.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Market Risk Management, page 51

1.	You disclose under risk factors on page 22 that you rely heavily on dividends from the Bank of the Sierra to meet debt service requirements and to pay dividends to investors since you only had $1.3 million in cash available at the bank holding company at December 31, 2013. However, there are no disclosures about your ability to fund future dividends to investors. Since you have paid dividends of at least $3.4 million to investors over each of the last three years please revise your liquidity disclosures to discuss the expected sources of cash flows to fund these dividends and the potential regulatory restrictions on the payment of dividends to investors.

Legal and regulatory limitations on dividend payments are disclosed in Item 5(c) Dividends, as well as in the referenced risk factor. Furthermore, there are numerous references throughout the 10-K to potential risks associated with holding the Company’s stock, including the possibility that no dividends will be paid. To address the concern outlined in the comment above, we will supplement our discussion of liquidity and market risk in future filings with the following statement: “The holding company’s primary uses of funds are shareholder dividends and ordinary operating expenses, and its primary source of funds is dividends from the Bank since the holding company does not conduct regular banking operations. Management anticipates that there will be sufficient earnings at the Bank to provide dividends to the holding company to meet its funding requirements for the foreseeable future, and the Bank could also draw upon the liquidity resources outlined in this section to provide cash for those dividends if necessary. Both the holding company and the Bank are subject to legal and regulatory limitations on dividend payments, as outlined in this Form 10-K in Item 5(c), Dividends.”

Mr. Mark Webb, Legal Branch Chief

U.S. Securities and Exchange Commission

July 3, 2014

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 55

2.	Please file an amendment to the Form 10-K to revise the Report of Independent Registered Public Accounting Firm to include the audit of the company’s Consolidated Statements of Comprehensive Income.

Our accounting firm has revised their Report of Independent Registered Public Accounting Firm to specifically include the Company’s consolidated statements of comprehensive income with the financial statements listed in the first paragraph of that report. We will file an amendment to our Form 10-K to incorporate the modified report. The Explanatory Note to that filing will indicate that the amendment is being filed to correct the Report of Independent Registered Public Accounting Firm to reflect this revision.

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Foreclosed Assets, page 66

3.	You disclose that subsequent gains or losses on sales or write-downs resulting from permanent impairments are recorded in other non-interest income or expensed as incurred. Please revise in future filings to include gains and losses on sales of OREO as well as any write-downs within other expense pursuant to Rule 9-04 (14) (d) of Regulation S-X.

Rule 9-04 (14) (d) of Regulation S-X requires the separate disclosure of the net cost of operation of other real estate (including provisions for real estate losses, rental income and gains and losses on sales of real estate), if such amount exceeds one percent of the aggregate of total interest income and other income. Note 16 to our Financial Statements discloses all of the Company’s “other expenses” required to be disclosed under Rule 9-04 (14), including the net costs associated with foreclosed assets (other real estate owned) for 2013, 2012, and 2011.

Note 3. Investment Securities Available-For-Sale, pages 69-71

4.	The staff notes that you have investments of over $96,563 in state and political subdivisions that comprise over 53% of your shareholders’ equity at December 31, 2013. Please provide us proposed expanded disclosure to be included in future filings that:

•	discloses the amortized cost and fair value of your general obligation and special revenue bonds categorized by state, municipality and political subdivision;

•	discloses the nature and primary revenue sources for your special revenue bonds; and

•	discloses any concentrations in state, municipal and political subdivision bonds.

In addition, disclose your procedures for evaluating investments in states, municipalities and political subdivisions and how you factor in the credit ratings of these securities in your investment analysis. Tell us the investments for which you performed these procedures and, for those where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency was significantly different than your internal analysis. In this regard, provide the fair value and amortized cost of those investments, as well as how and why your conclusion differed.

Mr. Mark Webb, Legal Branch Chief

U.S. Securities and Exchange Commission

July 3, 2014

In future filings we will expand our disclosures to include additional information on investments in debt obligations issued by states and political subdivisions. By way of example, if the proposed details had been incorporated as of December 31, 2013 Note 3 would have included the following information:

“At December 31, 2013, the Company’s investment securities portfolios included securities issued by 35 government municipalities and agencies located within 27 states with a fair value of $96.6 million. The largest exposure to any one municipality or agency was a $4.3 million (fair value) bond issued for water utility improvements by the Arizona State Water Infrastructure Finance Authority, to be repaid by future water revenue.

The Company’s investments in bonds issued by states, municipalities and political subdivisions are evaluated in accordance with Supervision and Regulation Letter 12-15 (SR 12-15) issued by the Board of Governors of the Federal Reserve System, “Investing in Securities without Reliance on Nationally Recognized Statistical Rating Organization Ratings”, and other regulatory guidance. Credit ratings are considered in our analysis only as a guide to the historical default rate associated with similarly-rated bonds. There have been no significant differences in our internal analyses compared with the ratings assigned by the third party credit rating agencies.

The following table summarizes the total general obligation and revenue bonds in the Company’s investment securities portfolio at December 31, 2013, including the state in which the issuing government municipality or agency operates when such state represents an investment concentration:

Mr. Mark Webb, Legal Branch Chief

U.S. Securities and Exchange Commission

July 3, 2014

General Obligation Bonds	Amortized Cost (in $000's)	Estimated Fair Value (in $000's)
State of Issuance:
California	$20,638	$21,272
Texas	11,340	11,024
Illinois	8,965	8,702
Ohio	7,659	7,485
Washington	5,487	5,340
Arizona	2,100	2,050
Other (20 states)	20,666	20,429
Total General Obligation Bonds	76,855	76,302

Revenue Bonds
State of Issuance:
Arizona	4,700	4,341
Texas	2,762	2,719
California	2,519	2,579
Washington	1,170	1,211
Ohio	324	339
Other (8 states)	6,758	6,742
Total Revenue Bonds	18,233	17,931

Certificates of participation (all California)	2,273	2,330

Total Obligations of States and Political Subdivisions	$97,361	$96,563

At December 31, 2013, the revenue bonds in the Company’s investment securities portfolios were issued by government municipalities and agencies to fund public services such as utilities (water, sewer, and power), educational facilities, and general public and economic improvements. The revenue bonds were payable from 27 different revenue sources. The revenue sources that represent 5% or more individually as a percent of the total revenue bonds are summarized in the following table:

Revenue bonds	Amortized Cost (in $000's)	Estimated Fair Value (in $000's)
Revenue Source:
Water	$7,409	$7,144
College & University	2,203	2,187
Electric & Power	1,888	1,895
Sales Tax	1,673	1,688
Lease	1,357	1,274
Other (8 sources)	3,703	3,743
Total Revenue Bonds	$18,233	$17,931

Mr. Mark Webb, Legal Branch Chief

U.S. Securities and Exchange Commission

July 3, 2014

Item 9A. Controls and Procedures

Report of Independent Registered Public Accounting Firm, page 115

5.	Please file an amendment to the Form 10-K to expand the report to state whether the company utilized the original or the 2013 version of the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Our accounting firm has revised their Report of Independent Registered Public Accounting Firm to reference the fact that the Company utilized the original (1992) version of the Internal Control – Integrated Framework issued by COSO. We will file an amendment to our Form 10-K to incorporate the modified report. The Explanatory Note to that filing will indicate that the amendment is being filed to reflect this revision.

Item 11. Executive Compensation

6.	Please amend to include information for the three most highly-compensated executive officers in addition to the PEO and the PFO.

Item 11 in our 10-K incorporates the Company’s proxy statement by reference. Our proxy statement includes information for our Chief Executive Officer (PEO), Chief Financial Officer (PFO), President/Chief Operating Officer, and Chief Credit Officer, who are our only executive officers who served during 2013 (as noted in the lead paragraph under “Summary Executive Compensation Information” in the proxy statement). On an annual basis, the Company’s Board of Directors considers and designates those members of the Company’s management team who qualify as an “executive officer” within the meaning of Rule 3b-7 under the Securities Exchange Act of 1934, as amended. Since there were only four such officers in 2013, there were only two executive officers in addition to the PEO and PFO as to whom information could be provided.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Mark Webb, Legal Branch Chief

U.S. Securities and Exchange Commission

July 3, 2014

Should you have additional questions or comments, please feel free to contact us.

Sincerely,

/s/ James C. Holly
James C. Holly
Chief Executive Officer
(Principal Executive Officer)
jholly@bankofthesierra.com

/s/ Kenneth R. Taylor
Kenneth R. Taylor
Executive Vice President & Chief Financial Officer
(Principal Financial Officer & Chief Accounting Officer)
ktaylor@bankofthesierra.com